Exhibit 99.1

SciSparc: Neurothera Labs Announces Israeli Patent Application in Collaboration with Clearmind Medicine for Novel Non-Hallucinogenic Neuroplastogen Treatment for Depression

TEL AVIV, Israel, Nov. 20, 2025 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), today announced that NeuroThera Labs Inc. (TSXV: NTLX) (“NeuroThera”), a clinical-stage pharmaceutical company focused on developing novel treatments for central nervous system (CNS) disorders, in which SciSparc holds a controlling interest of approximately 75%, has advanced its collaboration with Clearmind Medicine Inc. by filing an Israeli patent application for an innovative combination therapy of 5-methoxy-2-aminoindane (MEAI) and N-Acylethanolamines, such as Palmitoylethanolamide (PEA), targeting depression.

The patent application results from the ongoing collaboration between Neurothera and Clearmind Medicine Inc. (Nasdaq: CMND). This therapy targets depression treatment using the combination of MEAI and PEA. According to the World Health Organization data from August 2025, major depressive disorder affects, approximately 332 million people worldwide are living with depression. This represents an estimated 5.7% of adults globally (higher among women at 6.9% compared to 4.6% in men), and it remains one of the leading causes of disability worldwide, contributing significantly to the global burden of disease.

This new filing further expands the joint intellectual property portfolio developed through the collaboration. To date, 13 patents have been filed through the collaboration, focusing on MEAI and N-Acylethanolamines combinations for conditions such as alcohol use disorder, cocaine addiction, obesity and weight loss, and depression. Preclinical data supports MEAI’s efficacy in mitigating addictive behaviors while preserving normal natural reward pathways.

About SciSparc Ltd. (Nasdaq: SPRC):

The Company, through its majority-owned subsidiary Neurothera Labs Inc., engages in clinical-stage pharmaceutical developments. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company, together with its majority-owned subsidiary Neurothera Labs Inc., are currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette syndrome, for the treatment of Alzheimer’s disease and agitation; and SCI- 210 for the treatment of ASD and status epilepticus. The Company, through Neurothera Labs Inc., also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seed oil-based products on the Amazon.com Marketplace.

About Neurothera Labs Inc.

Neurothera Labs Inc. is a clinical-stage pharmaceutical company focused on developing novel therapeutics for central nervous system disorders and other underserved health conditions through collaborations and innovative combinations.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc uses forward-looking statements when it discusses the potential benefits and advantages of the new patent filing, that this therapy has the potential to address depression treatment, and that the patents that have been filed through the collaboration with Clearmind Medicine Inc. have the potential to address alcohol use disorder, cocaine addiction, obesity and weight loss, and depression. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F, as amended, filed with the SEC on April 24, 2025, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
IR@scisparc.com
Tel: +972-3-6167055